OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ALLIANCE FIBER OPTIC PRODUCTS, INC.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

018680 10 8

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 018680 10 8

1.	Name of Reporting Person: James C. Yeh		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 33,333 shares(1)

		6.	Shared Voting Power: 822,000 shares(2)

		7.	Sole Dispositive Power: 33,333 shares(1)

		8.	Shared Dispositive Power: 822,000 shares(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 875,333 shares(1)(2)(3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 2.5%

12.	Type of Reporting Person: IN

2

13G

Item 1.
	(a)	Name of Issuer:
Alliance Fiber Optic Products, Inc.
	(b)	Address of Issuer's Principal Executive Offices:
735 North Pastoria Avenue, Sunnyvale, California 94085

Item 2.
	(a)	Name of Person Filing:
James C. Yeh
	(b)	Address of Principal Business Office or, if none, Residence:
735 North Pastoria Avenue, Sunnyvale, California 94085
	(c)	Citizenship:
United States
	(d)	Title of Class of Securities:
Common Stock, $0.001 par value
	(e)	CUSIP Number:
018680 10 8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
☒ Not Applicable.
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

3

13G

Item 4.	Ownership.
(a) Amount beneficially owned:
855,333 shares
(b) Percent of class:
2.5%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
33,333 shares(1)
(ii) Shared power to vote or to direct the vote:
822,000 shares(2)
(iii) Sole power to dispose or to direct the disposition of:
33,333 shares(1)
(iv) Shared power to dispose or to direct the disposition of:
822,000 shares(2)

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 875,333 shares of Common Stock beneficially owned by James Yeh. Mr. Yeh disclaims beneficial ownership as to 800,000 of the 855,333 shares, which are held by Matics Computer Systems of which Mr. Yeh is the President, and as to the 22,000 shares which are held in the name of Mr. Yeh's spouse, except to the extent of his pecuniary interest therein. Mr. Yeh also disclaims beneficial ownership as to 20,000 held by his minor children.

(b) Percent of class: James Yeh beneficially owns .02%. The calculation of percentage of beneficial ownership was derived from the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, in which the Issuer stated that the number of shares of Common Stock outstanding as of November 8, 2002 was 35,510,579.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

4

13G

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2003

By:	/s/ James C. Yeh
Name:	James C. Yeh

Footnotes:

(1) Represents 33,333 shares subject to outstanding stock options exercisable within 60 days of December 31, 2002.

(2) Subsequent to the date of this report, on February 10, 2003, 10,000 of the shares were sold.

(3) Includes 20,000 held by Mr. Yeh's minor children.

5